UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

H&R BLOCK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Title of Class of Securities)

093671105

(CUSIP Number of Class of Securities)

Thomas A. Gerke, Esq.

Chief Legal Officer

One H&R Block Way

Kansas City, Missouri 64105

(816) 854-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Raymond O. Gietz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	John A. Granda, Esq. Jack A. Bowling, Esq. B. Scott Gootee, Esq. Stinson Leonard Street LLP 1201 Walnut Street, Suite 2900 Kansas City, Missouri 64106 (816) 842-8600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,500,000,000	$174,300

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase shares of common stock, no par value, for an aggregate purchase price of up to $1,500,000,000 at the minimum tender offer price of $32.25 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by H&R Block, Inc., a Missouri corporation (“H&R Block” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash shares of its common stock, no par value per share (the “Shares”), having an aggregate purchase price of up to $1,500,000,000, pursuant to (i) auction tenders at prices specified by the tendering shareholder of not less than $32.25 and not greater than $37.00 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2015, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”) filed as exhibits to this Schedule TO. This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the issuer is H&R Block, Inc., a Missouri corporation. The address of the Company’s principal executive offices is One H&R Block Way, Kansas City, Missouri 64105 and its telephone number is (816) 854-3000.

(b) This Schedule TO relates to the Shares of H&R Block. As of August 31, 2015, there were 276,359,906 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in “Section 8 — Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) H&R Block, Inc. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in “Section 10 — Certain Information Concerning the Company” and “Section 12 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in “Section 1 — Number of Shares; Purchase Price Proration” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in “Section 1 — Number of Shares; Purchase Price Proration,” Section 5 — Purchase of Shares and Payment of Purchase Price” and “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in “Section 1 — Number of Shares; Purchase Price Proration,” “Section 3 — Procedures for Tendering Shares” and “Section 16 — Extension of the Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 16 — Extension of the Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 4 — Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 3 — Procedures for Tendering Shares” and “Section 4 — Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in “Section 3 — Procedures for Tendering Shares” and “Section 5 — Purchase of Shares and Payment of Purchase Price” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” in “Section 1 — Number of Shares; Purchase Price Proration” and in “Section 5 — Purchase of Shares and Payment of Purchase Price” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and in “Section 12 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 2 — Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 3 — Procedures for Tendering Shares” and “Section 14 — Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Section 2 — Purposes of the Offer; Certain Effects of the Offer” and “Section 12 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 12 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 2 — Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company” and “Section 12 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Section 7 — Conditions of the Offer” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in “Section 12 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Section 17 — Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) and (b) The information set forth in “Section 11 — Certain Financial Information” of the Offer to Purchase is incorporated herein by reference.

ITEM 11. Additional Information.

(a)(1) The information set forth in “Section 12 — Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in “Section 13 — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in “Section 13 — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 15 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act” of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 2, 2015.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by H&R Block, Inc. on September 1, 2015.*

(a)(5)(B)	Press Release issued by H&R Block, Inc. on September 2, 2015.

(a)(5)(C)	H&R Block First Quarter 2016 Earnings Conference Call Transcript Excerpts, dated September 1, 2015.

(b)	None

(d)(1)	2013 Long Term Incentive Plan, as amended and restated on March 6, 2013, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(2)	Form of 2013 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on March 6, 2013, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(3)	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on March 6, 2013, filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(4)	Form of 2013 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on June 19, 2013, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(5)	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on June 19, 2013, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(6)	Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, as approved on June 19, 2013, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(7)	Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, as approved on June 19, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(8)	Form of 2013 Long Term Incentive Plan Award Agreement for Deferred Stock Units, as approved on September 12, 2013, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(9)	Alternate Form of Market Stock Units Award Agreement, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(10)	Alternate Form of Performance Share Units Award Agreement, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(11)	Alternate Form of Restricted Share Units Award Agreement, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(12)	The Company’s 2003 Long-Term Executive Compensation Plan, as amended September 30, 2010, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2010, file number 1-06089, is incorporated herein by reference.

(d)(13)	First Amendment to the Company’s 2003 Long-Term Executive Compensation Plan, effective May 10, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed May 11, 2012, file number 1-06089, is incorporated herein by reference.

(d)(14)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Performance Shares, filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(15)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(16)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Restricted Shares, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(17)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Market Stock Units as approved on June 20, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(18)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Performance Share Units as approved on June 20, 2012, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(19)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options as approved on June 20, 2012, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(20)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Restricted Share Units as approved on June 20, 2012, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(21)	Employment Agreement dated April 27, 2011, between H&R Block Management, LLC and William C. Cobb, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed April 29, 2011, file number 1-06089, is incorporated herein by reference.

(d)(22)	Letter Agreement between the Company, H&R Block Management, LLC and William C. Cobb, effective January 3, 2013, filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(23)	Letter Agreement, dated as of July 15, 2014, by and among the Company, H&R Block Management, LLC, and William C. Cobb, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed July 17, 2014, file number 1-06089, is incorporated herein by reference.

(d)(24)	Agreement between H&R Block Management, LLC, H&R Block, Inc. and William C. Cobb as of January 3, 2013 in connection with certain corrective actions relating to the June 30, 2011 Option Award, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(25)	H&R Block, Inc. 2013 Long Term Incentive Plan Non-Qualified Stock Option Award Agreement between H&R Block, Inc. and William C. Cobb dated January 4, 2013, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(26)	H&R Block, Inc. 2013 Long Term Incentive Plan Restricted Share Units Award Agreement between H&R Block, Inc. and William C. Cobb dated January 4, 2013, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(27)	Grant Agreement between H&R Block, Inc. and William C. Cobb in connection with award of Restricted Shares as of May 2, 2011, filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(28)	Grant Agreement between H&R Block, Inc. and William C. Cobb in connection with award of Stock Options as of May 2, 2011, filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(29)	H&R Block Deferred Compensation Plan for Executives, as amended and restated on November 9, 2012, filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2012, file number 1-06089, is incorporated herein by reference.

(d)(30)	The H&R Block Executive Performance Plan, as amended July 27, 2010, filed as Exhibit 10.6 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2011, file number 1-06089, is incorporated herein by reference.

(d)(31)	The Amended and Restated H&R Block Executive Performance Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K, filed September 12, 2014, file number 1-06089, is incorporated herein by reference.

(d)(32)	The H&R Block, Inc. 2000 Employee Stock Purchase Plan, as amended and restated effective November 7, 2013, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(33)	The H&R Block, Inc. Executive Survivor Plan (as Amended and Restated January 1, 2001) filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2000, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(34)	First Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated) effective as of July 1, 2002, filed as Exhibit 10.9 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2002, file number 1-06089, is incorporated herein by reference.

(d)(35)	Second Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated), effective as of March 12, 2003, filed as Exhibit 10.12 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2003, file number 1-06089, is incorporated herein by reference.

(d)(36)	H&R Block Severance Plan, as amended and restated on March 29, 2013, filed as Exhibit 10.29 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2013, file number 1-06089, is incorporated herein by reference.

(d)(37)	H&R Block Inc. Executive Severance Plan, as amended and restated effective November 8, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed November 8, 2013, file number 1-06089, is incorporated herein by reference.

(d)(38)	Employment Agreement dated April 27, 2011, between H&R Block Management, LLC and William C. Cobb, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed April 29, 2011, file number 1-06089, is incorporated herein by reference

(d)(39)	Separation and Release Agreement between the Company and C. E. Andrews dated March 6, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed March 6, 2012, file number 1-06089, is incorporated herein by reference.

(d)(40)	Severance and Release Agreement between HRB Tax Group, Inc. and Philip L. Mazzini, effective June 12, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 18, 2012, file number 1-06089, is incorporated herein by reference.

(d)(41)	Severance and Release Agreement between HRB Tax Group, Inc. and Susan Ehrlich dated August 16, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 20, 2013, file number 1-06089, is incorporated herein by reference.

(d)(42)	Form of Indemnification Agreement with Directors and Officers, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, and Schedule of Parties to Indemnification Agreement filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, as updated by the Company’s current report on Form 8-K filed May 11, 2012, file number 1-06089, and quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, and current report on Form 8-K filed November 8, 2013, file number 1-06089, are incorporated herein by reference.

(d)(43)	2008 Deferred Stock Unit Plan for Outside Directors, as amended on September 14, 2011, filed as Exhibit 10.27 to the Company’s annual report on Form 10-K for the year ended April 30, 2012, file number 1-06089, is incorporated herein by reference.

(d)(44)	Credit and Guarantee Agreement dated as of August 17, 2012, among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as Administrative Agent, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 20, 2012, file number 1-06089, is incorporated herein by reference.

(d)(45)	Letter Agreement, dated as of June 18, 2015, by and among the Company, H&R Block Management, LLC, and William C. Cobb, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(46)	Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(47)	Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(48)	Alternate Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(49)	Alternate Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, filed as Exhibit 10.5 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(50)	Amended and Restated Purchase and Assumption Agreement, dated August 5, 2015, by and among H&R Block Bank, Block Financial LLC and Bofl Federal Bank, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 5, 2015, file number 1-06089, is incorporated herein by reference.

(d)(51)	Program Management Agreement, by and between Emerald Financial Services, LLC and Bofl Federal Bank, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(d)(52)	Emerald Advance Receivables Participation Agreement, by and among Emerald Financial Services, LLC, Bofl Federal Bank, HRB Participant I, LLC and H&R Block, Inc., filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(d)(53)	Guaranty Agreement, by and between H&R Block, Inc. and Bofl Federal Bank, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H&R BLOCK, INC.

By:	/s/ Scott W. Andreasen
Name:	Scott W. Andreasen
Title:	Vice President and Secretary

Date: September 2, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 2, 2015.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by H&R Block, Inc. on September 1, 2015.*

(a)(5)(B)	Press Release issued by H&R Block, Inc. on September 2, 2015.

(a)(5)(C)	H&R Block First Quarter 2016 Earnings Conference Call Transcript Excerpts, dated September 1, 2015.

(b)	None.

(d)(1)	2013 Long-Term Incentive Plan, as amended and restated on March 6, 2013, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(2)	Form of 2013 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on March 6, 2013, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(3)	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on March 6, 2013, filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(4)	Form of 2013 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on June 19, 2013, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(5)	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on June 19, 2013, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(6)	Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, as approved on June 19, 2013, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(7)	Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, as approved on June 19, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(8)	Form of 2013 Long Term Incentive Plan Award Agreement for Deferred Stock Units, as approved on September 12, 2013, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(9)	Alternate Form of Market Stock Units Award Agreement, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(10)	Alternate Form of Performance Share Units Award Agreement, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(11)	Alternate Form of Restricted Share Units Award Agreement, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(12)	The Company’s 2003 Long-Term Executive Compensation Plan, as amended September 30, 2010, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2010, file number 1-06089, is incorporated herein by reference.

(d)(13)	First Amendment to the Company’s 2003 Long-Term Executive Compensation Plan, effective May 10, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed May 11, 2012, file number 1-06089, is incorporated herein by reference.

(d)(14)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Performance Shares, filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(15)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(16)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Restricted Shares, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(17)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Market Stock Units as approved on June 20, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(18)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Performance Share Units as approved on June 20, 2012, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(19)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options as approved on June 20, 2012, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(20)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Restricted Share Units as approved on June 20, 2012, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(21)	Employment Agreement dated April 27, 2011, between H&R Block Management, LLC and William C. Cobb, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed April 29, 2011, file number 1-06089, is incorporated herein by reference.

(d)(22)	Letter Agreement between the Company, H&R Block Management, LLC and William C. Cobb, effective January 3, 2013, filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(23)	Letter Agreement, dated as of July 15, 2014, by and among the Company, H&R Block Management, LLC, and William C. Cobb, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed July 17, 2014, file number 1-06089, is incorporated herein by reference.

(d)(24)	Agreement between H&R Block Management, LLC, H&R Block, Inc. and William C. Cobb as of January 3, 2013 in connection with certain corrective actions relating to the June 30, 2011 Option Award, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(25)	H&R Block, Inc. 2013 Long Term Incentive Plan Non-Qualified Stock Option Award Agreement between H&R Block, Inc. and William C. Cobb dated January 4, 2013, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(26)	H&R Block, Inc. 2013 Long Term Incentive Plan Restricted Share Units Award Agreement between H&R Block, Inc. and William C. Cobb dated January 4, 2013, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(27)	Grant Agreement between H&R Block, Inc. and William C. Cobb in connection with award of Restricted Shares as of May 2, 2011, filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(28)	Grant Agreement between H&R Block, Inc. and William C. Cobb in connection with award of Stock Options as of May 2, 2011, filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(29)	H&R Block Deferred Compensation Plan for Executives, as amended and restated on November 9, 2012, filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2012, file number 1-06089, is incorporated herein by reference.

(d)(30)	The H&R Block Executive Performance Plan, as amended July 27, 2010, filed as Exhibit 10.6 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2011, file number 1-06089, is incorporated herein by reference.

(d)(31)	The Amended and Restated H&R Block Executive Performance Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K, filed September 12, 2014, file number 1-06089, is incorporated herein by reference.

(d)(32)	The H&R Block, Inc. 2000 Employee Stock Purchase Plan, as amended and restated effective November 7, 2013, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(33)	The H&R Block, Inc. Executive Survivor Plan (as Amended and Restated January 1, 2001) filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2000, file number 1-06089, is incorporated herein by reference.

(d)(34)	First Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated) effective as of July 1, 2002, filed as Exhibit 10.9 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2002, file number 1-06089, is incorporated herein by reference.

(d)(35)	Second Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated), effective as of March 12, 2003, filed as Exhibit 10.12 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2003, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(36)	H&R Block Severance Plan, as amended and restated on March 29, 2013, filed as Exhibit 10.29 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2013, file number 1-06089, is incorporated herein by reference.

(d)(37)	H&R Block Inc. Executive Severance Plan, as amended and restated effective November 8, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed November 8, 2013, file number 1-06089, is incorporated herein by reference.

(d)(38)	Employment Agreement dated April 27, 2011, between H&R Block Management, LLC and William C. Cobb, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed April 29, 2011, file number 1-06089, is incorporated herein by reference

(d)(39)	Separation and Release Agreement between the Company and C. E. Andrews dated March 6, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed March 6, 2012, file number 1-06089, is incorporated herein by reference.

(d)(40)	Severance and Release Agreement between HRB Tax Group, Inc. and Philip L. Mazzini, effective June 12, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 18, 2012, file number 1-06089, is incorporated herein by reference.

(d)(41)	Severance and Release Agreement between HRB Tax Group, Inc. and Susan Ehrlich dated August 16, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 20, 2013, file number 1-06089, is incorporated herein by reference.

(d)(42)	Form of Indemnification Agreement with Directors and Officers, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, and Schedule of Parties to Indemnification Agreement filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, as updated by the Company’s current report on Form 8-K filed May 11, 2012, file number 1-06089, and quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, and current report on Form 8-K filed November 8, 2013, file number 1-06089, are incorporated herein by reference.

(d)(43)	2008 Deferred Stock Unit Plan for Outside Directors, as amended on September 14, 2011, filed as Exhibit 10.27 to the Company’s annual report on Form 10-K for the year ended April 30, 2012, file number 1-06089, is incorporated herein by reference.

(d)(44)	Credit and Guarantee Agreement dated as of August 17, 2012, among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as Administrative Agent, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 20, 2012, file number 1-06089, is incorporated herein by reference.

(d)(45)	Letter Agreement, dated as of June 18, 2015, by and among the Company, H&R Block Management, LLC, and William C. Cobb, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(46)	Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(47)	Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(48)	Alternate Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(49)	Alternate Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, filed as Exhibit 10.5 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(50)	Amended and Restated Purchase and Assumption Agreement, dated August 5, 2015, by and among H&R Block Bank, Block Financial LLC and Bofl Federal Bank, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 5, 2015, file number 1-06089, is incorporated herein by reference.

(d)(51)	Program Management Agreement, by and between Emerald Financial Services, LLC and Bofl Federal Bank, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(d)(52)	Emerald Advance Receivables Participation Agreement, by and among Emerald Financial Services, LLC, Bofl Federal Bank, HRB Participant I, LLC and H&R Block, Inc., filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(d)(53)	Guaranty Agreement, by and between H&R Block, Inc. and Bofl Federal Bank, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.